Exhibit 99.3

Retrospective Effect of May 12 & July 7, 2025 Stock Splits

	Selected Financial Information on Form 10-K For The Year Ended December 31, 2024
	As filed April 2, 2025	As Restated For Stock Splits of May 12 and July 7, 2025

For The Year Ended December 31, 2024
Common stock; shares issued and outstanding	8,859,133	36,913
Weighted average common shares outstanding - basic & diluted	5,355,379	22,314
Net loss per share, basic and diluted	$(2.09)	$(502.46)

For The Year Ended December 31, 2023
Common stock; shares issued and outstanding	1,058,892	4,412
Weighted average common shares outstanding - basic & diluted	850,815	3,545
Net loss per share, basic and diluted	$(26.75)	$(6,419.07)